Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

July 19, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Esq.

Re:	Main Street Capital Corporation
Registration Statement on Form N-2 (File No. 333-173674)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Main Street Capital Corporation hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on July 20, 2011, at 3:00 p.m., or as soon thereafter as practicable.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Vice President, General Counsel and Secretary